SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


In the Matter of:

AMEREN CORPORATION, et al.          SUPPLEMENTAL CERTIFICATE OF
                                    NOTIFICATION PURSUANT TO RULE 24 UNDER
                                    THE PUBLIC UTILITY HOLDING COMPANY ACT
                                    OF 1935


File No. 70-10078

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     Ameren Corporation  ("Ameren"),  a registered holding company, on behalf of itself and its subsidiaries, Ameren Energy Fuels and Services Company, CILCORP Inc., Central Illinois Light Company ("CILCO") and AmerenEnergy Resources Generating Company (f/k/a Central Illinois Generation, Inc.) ("AERG") hereby files this supplemental certificate of notification under Rule 24 reporting on the closing of a transaction as required by the Commission by order dated January 29, 2003 (Holding Co. Act Release No. 27645).

     On October 3, 2003, CILCO transferred its Duck Creek and E. D. Edwards coal-fired plants and its Sterling Avenue combustion turbine facilities representing approximately 1,100 megawatts of generating capacity, all located in Illinois, to its subsidiary, AERG, as a contribution in respect of all of the outstanding stock of AERG and AERG's assumption of certain liabilities. Prior to the transfer, the transferred assets were released from the lien of CILCO's Indenture of Mortgage and Deed of Trust which secures CILCO's first mortgage bonds. Also prior to the transfer, AERG filed notification with the Federal Energy Regulatory Commission that it relinquished its "exempt wholesale generator" or "EWG" status.

     The undersigned registered holding company has duly caused this certificate to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Ameren Corporation


By:  /s/ Steven R. Sullivan                        Date:  October 3, 2003
     ----------------------------
     Steven R. Sullivan
     Vice President Regulatory
     Policy, General Counsel and Secretary